File No. 70-9567

             SECURITIES AND EXCHANGE COMMISSION

                   Washington, D.C. 20549

                       AMENDMENT NO. 4

                             TO

                          FORM U-1

                   APPLICATION/DECLARATION

                            UNDER

       THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
              _________________________________

    Name of company filing this statement and address of
                 principal executive offices

                   Allegheny Energy, Inc.
                    10435 Downsville Pike
                 Hagerstown, Maryland 21740

                  Monongahela Power Company
                   (d/b/a Allegheny Power)
                    1310 Fairmont Avenue
                Fairmont, West Virginia 26554
             __________________________________

           Name of top registered holding company

                   Allegheny Energy, Inc.
                    10435 Downsville Pike
                 Hagerstown, Maryland 21740

          Names and addresses of agents for service

 The Commission is requested to send copies of all notices, orders and communications in connection with this Application/
                       Declaration to:

                  Thomas K. Henderson, Esq.
             Vice President and General Counsel
                   Allegheny Energy, Inc.
                    10435 Downsville Pike
                    Hagerstown, MD 21740

Applicants hereby amend Item No. 1, Description of the
Proposed Transaction, by replacing the following section:


     A.   Introduction
          1.   Authorizations Requested

      Allegheny Energy, Inc. ("Allegheny"), a registered holding company under the Public Utility Holding Company Act of 1935, as amended ("Act"), seeks authorization to acquire, indirectly through Monongahela Power Company d/b/a Allegheny Power, a wholly owned electric utility subsidiary of Allegheny ("Monongahela Power"), all of the West Virginia based electric and gas utility assets and properties owned by UtiliCorp United Inc. ("UtiliCorp"),1 an electric and gas utility based in Kansas City, Missouri ("Transaction"). Additionally, the applicants seek authorization to retain the gas system.2


Applicants hereby amend Item No. 3, Applicable Statutory
Provisions by adding the following sentence to replacing
Section 2i(1) with the following:

       Monongahela Power and West Virginia Power are interconnected and have the ability to exchange power via a contract path created by the Monongahela Power - American Electric Power contract. Additionally, Monongahela Power is currently studying the costs associated with constructing a substation or interconnection between its system and West Virginia Power's system. The Applicants intend to either extend the existing contract with American Electric Power or construct a direct interconnection between the systems prior to the expiration of the contract.

      The Commission has previously indicated that a single integrated system exists even based solely on a planned, future interconnection, provided that such physical interconnection is "contemplated or ... possible within the reasonably near future" and not just something that "might occur in the remote future, and whose occurrence has not been foreshadowed by any facts shown in the record."3 In the Matter of Cities Service Power & Light Corporation,4 the Commission held that the integration standard was met where

______________________________
1   UtiliCorp  does  business in  West  Virginia  as  West
    Virginia Power.

2 The purchase of utility assets is subject to approval by the West Virginia Public Service Commission and as such, the acquisition falls within Section 9(b) of the Act and no approval by this Commission is required.

3 In the Matter of the North American Company and Its Subsidiaries, HCAR No. 4505 (Apr. 15, 1942). See Also, In the Matter of Hudson River Power Corporation, HCAR No. 2415 (Dec. 9, 1940) (integration standard not met where "the record discloses no definite plan for bringing about any such interconnection"); In the Matter of Cities Service Power & Light Corporation, HCAR No. 5256 (Aug. 30, 1944) (integration standard met where "Derby contemplates the construction of such interconnection facilities").

4   HCAR No. 5256 (Aug. 30, 1944)
the applicant was contemplating the construction of interconnection facilities. Similarly, in approving the application of New Century Energies to combine the then Public Service Company of Colorado and Southwestern Public Service, the Commission approved the application notwithstanding the fact that no actual interconnection existed - only a proposed interconnection in five years.5

       In this matter, the contiguous nature of the Monongahela Power and West Virginia Power service areas, together with Monongahela Power's existing contract path to West Virginia Power via American Electric Power and the applicant's commitment to continue the contract or directly interconnect the systems, fully satisfies the Commission's requirements.

                          SIGNATURE

      Pursuant  to  the requirements of the  Public  Utility
Holding Company Act of 1935, the undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.


                              MONONGAHELA POWER COMPANY


                              By   /s/ THOMAS K. HENDERSON

                                   Thomas K. Henderson
                                   Vice President


Dated:  December 23, 1999




______________________________

5   See New Century Energies, HCAR No.26748 (August 1, 1997).